UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 19, 2024, NLS Pharmaceutics Ltd., or the Registrant, entered into an exclusive license agreement, or the License Agreement, with Aexon Labs Inc. a Delaware corporation, or Aexon. Pursuant to the License Agreement, Aexon granted the Registrant an exclusive, royalty-bearing license, or the License, with the right to grant sublicenses in multiple tiers according to the terms of the License Agreement. Subject to earlier termination of the License Agreement in accordance with its terms, the term of the License Agreement is from the effective date of the License Agreement to the latest of (i) the Registrant’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the License Agreement) of a patent identified in the License Agreement and patents owned by Aexon as of the date of the License Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the License Agreement, the Registrant agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Registrant in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Registrant challenges the validity of a patent.

The Registrant must exercise its exclusive option for the License no later than March 31, 2024, and make an upfront payment of $170,000, otherwise the License Agreement shall become null and void as of April 1, 2024. The Registrant must also make payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the License Agreement range from $100,000 to $300,000. Further, pursuant to the License Agreement, the Registrant has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees.

A copy of the Registrant’s press release announcing entry into the License Agreement, titled: “NLS Pharmaceutics Secures Exclusive Global License for Next-Generation Non-Sulfonamide Dual Orexin Agonist Platform Developed by Aexon Labs, Inc,” is furnished herewith as Exhibit 99.1.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Secures Exclusive Global License for Next-Generation Non-Sulfonamide Dual Orexin Agonist Platform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 20, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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